                            JANEX INTERNATIONAL, INC.
                                  615 Hope Road
                                  Building One
                           Eatontown, New Jersey 07724

                                 --------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                 --------------

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                 --------------

         This Information Statement, which is being mailed on or about October 30,1998 to the holders of shares of the common stock, no par value (the "Common Stock") of Janex International, Inc., a Colorado corporation (the "Company"), is being furnished in connection with the designation by Futech Interactive Products, Inc., an Arizona corporation (the "Purchaser"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to a Stock Purchase and Sale Agreement dated as of September 30, 1998 (the "Purchase Agreement") by and between Les Friedland, Dan Lesnick, Howard W. Moore and Helene Z. Moore, Trustees of the Howard W. Moore and Helene Z. Moore Revocable Trust, dated November 1, 1996, Howard Moore Associates, Inc. Defined Benefit Plan & Trust, Howard Moore Associates, Inc., a Nevada corporation, and Howard W. Moore (collectively, "Sellers"), Futech Interactive Products, Inc., an Arizona corporation ("Purchaser"), and Vincent W. Goett.

         Pursuant to the Purchase Agreement, Purchaser will purchase from Sellers 5,219,046 shares of the Common Stock of the Company in consideration for 3,750,000 shares of Purchaser's Series A Preferred Stock and $750,000 in promissory notes of Purchaser (the "Transaction"). The closing of the Transaction will occur as soon as practicable after the fulfillment of the conditions to closing set forth in the Purchase Agreement.

         No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

         The principal executive office of the Purchaser is located at 2999 North 44th Street, Suite 225, Phoenix, Arizona 85018.

GENERAL

         The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of September 30, 1998, there were 9,962,105 shares of Common Stock outstanding. The Board of Directors of the Company currently consists of three members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

         The Purchase Agreement provides that, after the closing of the transactions contemplated thereby, the Company will cooperate with Purchaser in the appointment of a new board of directors of the Company selected and/or approved by Purchaser. Purchaser intends to appoint three directors to the board of the Company. Such Purchaser Designees shall replace the three current directors of the Company who shall resign.

         Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director.

         It is expected that the Purchaser Designees may assume office at any time following the consummation of the transaction contemplated by the Purchase Agreement, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

         Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

         The names, ages and positions of the Purchaser Designees are listed below.


Name                         Age   Position(s) with Purchaser
--------------------------------------------------------------------------------

Vincent W. Goett             35    Chairman and Chief Executive Officer,
                                    Director.

Frederick B. Gretsch,  Sr.   53    Chief Financial Officer, Corporate Secretary,
                                    Treasurer, Director.

Charles M. Foley             41    Director.

--------------------------------------------------------------------------------


         VINCENT W. GOETT. Mr. Goett has served as Chairman and Chief Executive of the Company since March 1995. Mr. Goett joined Futech as its Chief Operating Officer on January 5, 1994. From August 1991 to January 1994, Mr. Goett owned and operated Paradise International, an investment business engaged in acquisition and joint venture activities. From September 1985 to August 1991, Mr. Goett was President of Westplex, Inc. which effected major investments in commercial real estate. Mr. Goett attended Arizona State University, where he studied Business Management.

         FREDERICK B. GRETSCH, SR. Mr. Gretsch joined the Company in September 1997. He has served in various financial and marketing positions throughout his career. Prior to joining the Company, from November 1995 to May 1996, Mr. Gretsch was Treasurer of Cable Systems International, a copper wire and cable manufacturing company, and from May 1996 to December 1996, he was Treasurer of Vail Resorts, Inc., a ski resort company. From February 1992 to February 1995, Mr. Gretsch was Director of Treasury Operations at General Dynamics, a defense contractor. From June 1975 to December 1991, he was Vice President at Citicorp, a major bank holding company. From October 1968 to June 1975, Mr. Gretsch was manager of Sales Accounting and Administrator of Finance at RCA, a diversified corporation. Mr. Gretsch received his Masters degree in Business Administration in 1968 from Columbia University and his B.A. in Economics in 1967 from Georgetown University.

         CHARLES M. FOLEY. Mr. Foley currently serves as the President of Home, Office & Personal Organizers, Inc., a consulting business that specializes in accounting, financial, administrative and Y2K issues. He started this company in 1996 after having served as Futech's Chief Operating and Financial Officer from January 1995 through February 1997 and on Futech's Board of Directors from 1997 through January of 1998. Prior to his tenure at Futech, Mr. Foley was Corporate Controller for Paradise International Distribution Corporation, an international and specialty markets distributor for Futech's Talking Pages from January 1995. From 1993 to 1994, he was Corporate Controller for Hypercom, Inc., an international manufacturer of networks and EFT terminals and systems. From 1990 to 1993, Mr. Foley served as the Financial Revenue Manager for Syntellect Inc., a global manufacturer of interactive voice response systems. From 1987 to 1990, he was an Audit Supervisor for Greyhound Corporation, and from 1983 to 1987, he was an Internal Auditor with Monsanto Company in St. Louis, Missouri. Mr. Foley received his Masters in International Management from the American Graduate School of International Management in 1982 and his B.S. in Management Science from Moorhead State University in 1979. Mr. Foley served in the Peace Corps in Honduras, Central America, from 1980 to 1982.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The names of the current directors and executive officers of the Company, their ages as of September 30, 1998, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Purchase Agreement.


Name                    Age         Position
--------------------------------------------------------------------------------

Leslie Friedland        45          Chairman of the Board, President, Chief
                                     Executive Officer, and Director

Daniel Lesnick          46          Executive Vice President, Chief Operating
                                     Officer, and Director

Lance S. James          38          Vice President - Sales


Michael D. Handelman    39          Vice President and Chief Financial Officer

Alex Hughes, Jr.        72          Director

--------------------------------------------------------------------------------


         LESLIE FRIEDLAND. Mr. Friedland has been President, Chief Executive Officer and a Director of the Company since August 4, 1997. Mr Friedland is the owner of LFA Associates, a manufacture representative firm, which represents 18 different lines in the mid-Atlantic region. He has been president of LFA since 1992.

         DANIEL LESNICK. Mr. Lesnick has been Executive Vice President and Chief Operating Officer, since August 4, 1997. Mr. Lesnick has been a Director of the Company since August 29, 1997. Prior to that time, Mr. Lesnick had been Executive Vice President of Janex Corporation, a wholly owned subsidiary of Janex International, Inc., from October 6, 1993 to January 31, 1997, at which time he left the Company. From August 1988 to October 5, 1993, Mr. Lesnick was Vice President and co-owner of MJL Marketing Inc. (now Janex). He was Director of Sales and Marketing for Sunk Yong Company, a Korean corporation operating in a number of different industries, from February 1986 to July 1988. Previously Mr. Lesnick held positions as Merchandising Manager with Spencer Gifts and as a Senior Buyer with Lionel Leisure, both specialty retailers. Mr. Lesnick holds an associate degree in marketing.

         LANCE S. JAMES. Mr. James has been Vice President - Sales of Janex since September 22, 1997. From August 1996 to September 1997, Mr. James was national Sales Manager of SRM Company, which is a New Jersey toy manufacturer. From July 1993 to August 1995, he was Vice President of Sales of Kids of America.

         MICHAEL D. HANDELMAN. Mr. Handelman has been Vice President, Chief Financial Officer of Janex since August 1996. From October 1993 to December 1995, Mr. Handelman was Vice President, Chief Officer of LAK Acquisition Corp.which owned the Los Angeles Kings hockey franchise. From April 1988 to October 1993 he was a senior manager for the public accounting firm of Amsterdam & Dressler, CPA's. Prior to that, Mr. Handelman spent 9 years with various public accounting firms.

         ALEX HUGHES, JR. Mr. Hughes has been a director of Janex since August 4, 1997. Mr. Hughes has been a consultant to Janex and MJL Marketing Inc. (now known as Janex Corporation) since he sold the Company to Mr. Lesnick and Mr. Friedland in August 1988.

DIRECTORS MEETINGS AND COMMITTEES

         The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended December 31,1998, the Board of Directors of the Company held five (5) meetings. Each director attended at least 100% of the meetings of the Board.

         Directors who are full-time employees of the Company receive no additional compensation for services as Directors. Directors not so employed received no annual retainers and no fees of for each Board meeting attended.

                        COMMON STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table and notes thereto set forth information, as of September 30, 1998, with respect to the beneficial ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, by each of the Company's directors, and by the officers and directors of the Company as a group:


Beneficial Owners (1)          Shares Owned Beneficially   Percent of Class (6)
---------------------          -------------------------   --------------------

Security ownership of
certain beneficial owners:

Howard W. Moore                    4,919,046 (3)                   41.5%
2056 Bobtail Circle
Henderson, NV 89012

Security ownership of
management:

Leslie Friedland                   909,994 (2)                     7.7%
37 Mohawk Avenue
Oceanport, NJ 07757

Daniel Lesnick                     659,994 (4)                     5.6%
564 Grant Street
Newtown, PA 18940

All officers and directors as a    1,569,988 (5)                   13.2%
group (two persons)

-----------

(1) Unless otherwise indicated in the footnotes, and subject to community property laws where applicable, each of the security holders has sole voting and investment power with respect to the shares beneficially owned.

(2) Includes 282,994 shares issuable upon exercise of warrants granted to Mr. Friedland under the Friedland Warrant Agreement, which warrants are presently exercisable. See "Certain Relationships and Related Transactions." Such warrants will be cancelled pursuant to the Purchase Agreement.

(3) Includes shares owned by H&M Moore Investment Group, Inc., Howard Moore Associates, Inc., and Howard Moore as Trustee of the Howard Moore Associates, Inc. Retirement Trust. Includes 135,000 warrants currently exercisable at $3.25 per share. Includes 720,000 shares issuable upon exercise of warrants granted to the Moore Trust in connection with the Moore Revolving Loan, which are presently exercisable. See "Certain Relationships and Related Transactions." Such warrants will be cancelled pursuant to the Purchase Agreement.

(4) Includes 131,994 shares issuable upon exercise of warrants granted to Mr. Lesnick under the Lesnick Warrant Agreement, which warrants are presently exercisable. See "Certain Relationships and Related Transactions." Such warrants will be cancelled pursuant to the Purchase Agreement.

(5) Includes 414,988 shares issuable pursuant to warrants which are presently exercisable. Such warrants will be cancelled pursuant to the Purchase Agreement.

(6) Based upon 9,962,105 shares of Common Stock issued and outstanding on September 30, 1998 and 1,901,250 shares of Common Stock issuable pursuant to warrants which are presently exercisable.


                       COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth information with respect to compensation paid to or accrued on behalf of the Named Executive Officers in the fiscal years ended December 31, 1997, 1996 and 1995.


                           SUMMARY COMPENSATION TABLE

         Directors who are not employees of the Company receive $500 for each directors meeting attended, and may be granted options to purchase stock in the Company at the discretion of the Board. No fees for serving as directors of the Company are payable to employees of the Company. Directors are reimbursed for reasonable out-of-pocket expenses incurred in performing their functions as directors of the Company.

COMPENSATION OF OFFICERS AND KEY EMPLOYEES

         The following table sets forth the compensation paid or to be paid by the Company with respect to the fiscal year ended December 31, 1997, to the executive officers whose total annual salary and bonus exceeded $100,000(1):


--------------------------------------------------------------------------------
                                       ANNUAL COMPENSATION (1)       LONG TERM
                                                                    COMPENSATION
                                  --------------------------------
                                                        OTHER         AWARDS
NAME & PRINCIPAL                                        ANNUAL        OPTIONS
POSITION                    YEAR    SALARY    BONUS      COM-        (SHARES)
                                                      PENSATION(2)
========================== ====== ========== ======= ============== ============

Sheldon F. Morick           1997   $131,575    $  -     $ 7,709      $      -
Chairman of the Board,      1996    228,250       -       7,709             -
Chief Executive Officer,    1995    241,250       -      13,017       100,000(3)

President and Director(4)
-------------------------- ------ ---------- ------- -------------- ------------
Michael D. Handelman        1997   $112,199    $  -     $ 7,149      $      -
Chief Financial Officer     1996     57,500       -       3,025        25,000
and Vice President
========================== ====== ========== ======= ============== ============

(1) Compensation under Company employee benefit plans, to which all employees of the Company are eligible, is not included in the table.

(2) Includes car allowances, Company paid vehicles and Company paid health/life/disability insurance

(3) These options were not issued under the Company's 1991 Non-Statutory Stock Option Plan ("Plan") as that Plan was terminated on June 8, 1994. These options have expired.

(4)      Resigned as Officer and Director on August 4, 1997.


                        OPTION GRANTS IN LAST FISCAL YEAR

         The following table provides certain information concerning grants of options to purchase the Company's Common Stock made during the fiscal year ended December 31, 1997, to persons named in the Summary Compensation Table:

===============================================================================================
                                  Option Grants in Last Fiscal Year
                                  Individual Grants in Fiscal 1997
===============================================================================================
      Name             Number of Securities   % of Total Options   Exercise or Base  Expiration
                        Underlying Options        Granted to         Price ($/sh)      Date
                             Granted             Employees in
                                                 Fiscal Year
--------------------- ---------------------- -------------------- ------------------ ----------
Sheldon F. Morick              -0-                   -0-                 -
CEO
--------------------- ---------------------- -------------------- ------------------ ----------
Michael D. Handelman           -0-                   -0-                 -
CFO
===============================================================================================

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES

         The following table provides certain information concerning each exercise of stock options during the fiscal year ended December 31, 1997, and the value of unexercised options at December 31, 1997, to persons named in the Summary Compensation Table:

=========================================================================================================
                              Aggregated Option Exercises in Last Fiscal Year
                                     and Fiscal Year End Option Values
=========================================================================================================
Name                   Shares Acquired   Value Realized    Number of Securities    Value of Unexercisable
                         on Exercise                      Underlying Unexercised   In-the-Money Options
                                                            Options at FY-End            at FY-End
                                                                                        Exercisable/
                                                                                        Unexercisable
                                                            Exercisable/Total
--------------------- ----------------- ---------------- ------------------------ -----------------------
Sheldon F. Morick            -                 -                        0/0                $-/-
CEO
--------------------- ----------------- ---------------- ------------------------ -----------------------
Michael D. Handelman         -                 -              12,500/25,000                $-/-
CFO
=========================================================================================================

EMPLOYMENT ARRANGEMENTS

         The Board of Directors and Leslie Friedland have agreed that Mr. Friedland will not be compensated for his services for the period August 4, 1997 to December 31, 1998.

         The Board of Directors has provided for compensation for Daniel Lesnick, Executive Vice President of Janex, commencing January 1, 1998, at a salary of $8,667 per month plus $552 per month of taxable benefits (a total of $110,624 on an annualized basis), beginning January 1, 1998. For the period from August 4, 1997 through December 31, 1997, the Board of Directors and Mr. Lesnick agreed that Mr. Lesnick would not be compensated for his services.

         The Board of Directors has provided for compensation for Lance James, Vice President - Sales of Janex, at a salary of $6,250 per month plus $952 per month of taxable benefits (a total of $86,424 on an annualized basis). Mr. James' employment commenced on September 22, 1997.

         The Board of Directors has provided for compensation for Michael D. Handelman, Chief Financial Officer, at a salary of $8,625 per month.

         In August 1995, the Company established a 401K Profit Sharing Plan ("401K") for the benefit of the employees of the Company. Under the provisions of the 401K, employees may make contributions on a tax deferred basis to their 401K account, up to the legal limits provided for by United States income tax regulations. The Company, at its discretion, may contribute a portion of the Company's profits to the 401K. Such contributions are allocated between members of the 401K based on a pre-stated formula. Employer contributions vest with 401K participants at the rate of 20% per year, beginning in year two and ending in year six of employment. For the year ended December 31, 1997, the Company did not make a contribution to the 401K.

         The Company has a health insurance plan, which covers all employees in a non-discriminatory manner. With the exception of the health insurance plan and the 401K, the Company has no insurance or medical reimbursement plans covering its officers or directors, nor do they contemplate implementing any such plans at this time.


COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission ("SEC"). Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by such persons.

         Based solely on the Company's review of forms furnished to the Company, the Company believes that all filing requirements applicable to the Company's executive officers, directors, and more than 10% shareholders were complied with, except that an Initial Statement of Beneficial Ownership of Securities for Howard W. Moore, a more than 10% shareholder, was not timely filed when Mr. Moore's beneficial ownership exceeded 10% in May 1996. The filing was made on January 27, 1997. Mr. Moore advised the Company that the failure to timely file was inadvertent.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has engaged the services of a manufacturers representative firm, Les Friedland Associates ("LFA"), to represent the Company to customers located in the states of New York, New Jersey, Connecticut and Pennsylvania. LFA represents the Company to three of its largest customers, Toys R Us, Wal-Mart and Kmart. The principal owner and operator of LFA, Mr. Leslie Friedland, is one of the former owners of Janex, and currently owns 627,000 shares of the Company's stock. See "Common Stock Ownership of Certain Beneficial Owners and Management." Under the terms of the representative agreement ("LFA Agreement"), LFA was to be paid a commission of 4.25% on all sales that it generates within its territory. Effective April 1, 1995, LFA and the Company agreed to reduce the commission rate under the LFA Agreement to 4%. The terms and conditions of the representative agreement are standard in the industry, and the agreement is cancelable at any time with 30 days notice. Pursuant to the LFA agreement, LFA was paid, or will be paid, $98,166 for the year ended December 31, 1997 and was paid, or will be paid, $113,675 for the year ended December 31, 1996. Further, the Company rented showroom space from LFA during a major industry trade show in 1997, for which the Company paid $26,000. The rate charged by LFA for the showroom rental is competitive with other showroom space rental rates during the show period.

         On June 28, 1996, the Company and Leslie Friedland entered into an agreement whereby the due date on the Company's note held by Mr. Friedland was extended to February 1,1998. Additionally the Company owed Mr. Friedland $115,000 for commissions as of December 31, 1995, which Mr. Friedland also extended to December 31, 1997. In connection with such extension agreement, the Company granted warrants to Mr. Friedland to acquire up to 282,994 shares of the Company's Common Stock (restricted), with certain "piggy-back" registration rights. These warrants have an exercise price of $1.45 and expire on June 28, 2000. The warrants vest in six-month increments over the term of the loan, commencing on June 28, 1996. All of the warrants are now vested and exercisable.

         On June 28, 1996, the Company and Daniel Lesnick, Executive Vice President of Janex, entered into an agreement whereby the due date on the Company's note held by Mr. Lesnick was extended to February 1, 1998. In connection with such extension agreement, the Company granted warrants to Mr. Lesnick to acquire up to 131,994 shares of the Company's Common Stock (restricted), with certain "piggy-back" registration rights. These warrants have an exercise price of $1.45 and expire on June 28, 2000. The warrants vest in 6-month increments over the term of the loan, commencing on June 28, 1996. All of the warrants are now vested and exercisable.

         The Company utilizes the services of a public warehouse facility, Hollins Distributors, in Baltimore, Maryland. The warehouse facility charges the Company a fee based on the amount of goods received and the amount of goods shipped. The rates charged by Hollins Distributors are competitive with those of other public warehouses, and the relationship can be terminated annually upon 60 days written notification. Hollins Distributors is owned by Mr. Howard Friedland, the father of Mr. Leslie Friedland. Hollins Distributors was paid

$20,911 for the year ended December 31, 1997 and was paid $62,652 for the year ended December 31, 1996.

         Howard W. Moore, was formerly the father-in-law of Mr. Leslie Friedland. Mr. Moore has an informal oral arrangement with Janex whereby Mr. Moore guarantees a $225,000 letter of credit from Janex to one of its licensors. The letter of credit expires on November 30, 1998. There is no provision requiring Mr. Moore to continue his guarantee beyond the expiration date. Howard Moore Associates Inc. ("HMA"), of which Mr. Moore is the sole shareholder and President, has a Royalty Agreement with Janex whereby HMA receives a commission of 1% of the net revenue received by Janex from sales of products using a certain company's trademark and certain licensed characters. Under the royalty Agreement, HMA was paid, or will be paid, $8,038 for the year ended December 31, 1997 and was paid $19,499 for the year ended December 31, 1996.

         Mr. Moore is also the Trustee of the Howard Moore Associates, Inc. Retirement Trust ("Trust") and is the President and sole shareholder of H&M Moore Investment Group, Inc. ("H&M"). Mr. Moore may be deemed to be the beneficial owner of all the shares of Common Stock and warrants, owned by HMA, the Trust and H&M. On or about May 17, 1994, the Company raised $494,100 in a private placement. In connection with the private placement, the Company offered units ("Units") consisting of one share of Common Stock and a warrant to acquire one share of Common Stock for every two Units purchased. Consequently, the following shares of Common Stock and warrants were issued:


Purchaser                                   Common Stock    Warrants
-----------------------------------------  --------------  ----------
H&M Moore Investment Group, Inc.              206,600       103,300

Howard Moore, as Trustee of the Howard
 Moore Associates, Inc. Retirement Trust       63,400        31,700


         The Units were sold at a purchase price of $1.83 each, which was the average of the closing bid and ask prices for the shares of Common Stock as quoted on NASDAQ for the ten trading days prior to the date of the sale. The warrants have an exercise price of $3.25 per share and expire on May 17, 2000.

         HMA, in connection with consulting services previously rendered to the Company, was previously granted options to acquire 115,000 shares of the Company's Common Stock, 75,000 options were granted at an exercise price of $1.00, and 40,000 options were granted at an exercise price of $1.50. On or about May 17, 1994, HMA exercised the options and acquired 115,000 shares of Common Stock, for gross proceeds to the Company of $135,000.

         On April 19, 1996, the Company entered into a Revolving Loan Agreement ("Revolving Loan Agreement") with the Moore Trust. Under the terms of the Revolving Loan Agreement, the Moore Trust agreed to loan to the Company, on a revolving basis, up to $900,000, at 9-1/2% per annum on the outstanding balance, during the period April 19, 1996 through September 19, 1998. The loan is secured by all of the assets of Janex (subject to the prior lien of the Company's bank lender) and is guaranteed by Janex International. In connection with the loan, the Company entered into a Warrant Agreement with the Lender, providing for the issuance of up to 900,000 warrants to acquire 900,000 shares of the Janex International Common Stock (restricted), with certain "piggy-back" registration rights. These warrants have an exercise price of $1.45 and expire on April 19, 1996. All of the warrants are now vested and exercisable.

         Michael Moore is the son of Howard Moore. On March 19, 1995, the Company entered into a license agreement with a Michael Moore under which the Company licensed two product concepts which have since been incorporated into the Company's product line. The Company is obligated under the agreement to pay a royalty of 3% of the gross sales of products incorporating these concepts. The Company can terminate the agreement at any time with 60 days notice, otherwise the agreement will terminate at such time as the Company ceases to sell and market products incorporating the concepts for a period of twelve months. Under the agreement, Michael Moore was paid royalties of $445 for the year ended December 31, 1996, and was paid royalties of $0 for the year ended December 31, 1997.